787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

November 16, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares, Inc.
(Securities Act File No. 33-97598;
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 162

Ladies and Gentlemen:

On behalf of iShares, Inc. (the “Company”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 162 (the “Amendment”) to the Company’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Company:

iShares MSCI Global Energy Producers Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI Select Energy Producers Investable Market Index (the “Underlying Index”). The Underlying Index has been developed by MSCI Inc. (“MSCI”) to measure the combined performance of equity securities of companies primarily engaged in the business of energy exploration and production in both developed and emerging markets. MSCI begins with the MSCI All Country World Investable Market Index and then selects securities of companies that are primarily focused on oil and gas exploration and the production of coal and consumable fuels.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to the Fund. The portfolio managers are specific to the Fund. The Amendment follows the general format used by previous Company filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 140 filed pursuant to Rule 485(a)(2) relating to iShares MSCI Emerging Markets Asia Index Fund.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Company and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 140, filed pursuant to Rule 485(a) on September 9, 2011, relating to the iShares MSCI Emerging Markets Asia Index Fund. The disclosures applicable to the Fund and the Company included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other matters under the headings identified below.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information – Determination of Net Asset Value,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Creations and Redemptions,” “Shareholder Information - Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Financial Intermediary Compensation,” “Additional Information Concerning the Company - Termination of the Company or the Fund,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Andrew Josef, Esq.
Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).